SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 1

to the

ANNUAL REPORT

of

REPUBLIC OF PANAMA

(Name of Registrant)

Date of end of last fiscal year: December 31, 2006

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Federico Humbert Arias

Ambassador of Panama

Embassy of Panama

2862 McGill Terrace, N.W.

Washington, D.C. 20008

*	The Registrant is filing this annual report on a voluntary basis.

REPUBLIC OF PANAMA (THE “REGISTRANT”)

Reference is made to the registration statement filed with the Securities and Exchange Commission (the “Commission”) and effective as of June 27, 2006 (Registration Statement No. 333-135234) (the “Registration Statement”) of the Registrant.

The sole purpose of this Amendment is to file with the Commission: (i) the recent developments in the Republic as of June 11, 2008, included as Exhibit E hereof; (ii) the legal opinions included as Exhibits F and G hereof in accordance with the Registrant’s undertaking in the Registration Statement to furnish copies of such legal opinions as may be required (including the opinion of the Procurador de la Administración) in connection with any issue of securities under the Registration Statement; (iii) a conformed copy of the Terms Agreement dated June 2, 2008 among Panama, Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. included as Exhibit H hereof; (iv) the legal opinions included as Exhibits I and J hereof in accordance with the Registrant’s undertaking in the Registration Statement to furnish copies of such legal opinions as may be required (including the opinion of the Procurador de la Administración) in connection with any issue of securities under the Registration Statement; and (v) a conformed copy of the Dealer Managers Agreement dated June 2, 2008 among Panama, Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. included as Exhibit K hereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at the City of New York, New York, on the 28th day of July, 2008.

REPUBLIC OF PANAMA

By	/s/ Héctor E. Alexander

Name:	Héctor E. Alexander
Title:	Minister of Economy and Finance
of the Republic of Panama

EXHIBIT INDEX

Exhibit No.		Page No.
A:	None
B:	None
*C:	Copy of the 2006 Annual Budget of the Republic
*D:	Current Description of the Republic
E:	Recent Developments in the Republic as of June 11, 2008
F:	Opinion dated June 11, 2008 of Arnold & Porter LLP
G:	Opinion dated June 11, 2008 of the Procurador de la Administración
H:	Terms Agreement dated June 2, 2008 among Panama, Citigroup Global Markets Inc. and Deutsche Bank Securities Inc.
I:	Opinion dated June 11, 2008 of Arnold & Porter LLP
J:	Opinion dated June 11, 2008 of the Procurador de la Administración
K:	Dealer Managers Agreement dated June 2, 2008 among Panama, Citigroup Global Markets Inc. and Deutsche Bank Securities Inc.

*	Previously filed.